UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 17 February 2026, London UK

Exdensur (depemokimab) approved by the European Commission for severe asthma with type 2 inflammation and chronic rhinosinusitis with nasal polyps

● Exdensur is the first and only ultra-long-acting biologic in the EU to treat respiratory diseases
● Approval based on four phase III trials with statistically significant and clinically meaningful primary data across severe asthma and chronic rhinosinusitis with nasal polyps (CRSwNP)
● An estimated 3 million people live with severe asthma in Europe and patients with CRSwNP face inadequately controlled symptoms

GSK plc (LSE/NYSE: GSK) today announced the European Commission has approved Exdensur (depemokimab) in two indications:

●  as add-on maintenance treatment for severe asthma with type 2 inflammation characterised by blood eosinophil count in adults and adolescents 12 years and older who are inadequately controlled despite high dose inhaled corticosteroids (ICS) plus another asthma controller;

●  as an add-on therapy with intranasal corticosteroids for the treatment of adult patients with severe CRSwNP for whom therapy with systemic corticosteroids and/or surgery do not provide adequate disease control.

The approval is based on data from the SWIFT and ANCHOR phase III trials, which showed sustained efficacy with a twice-yearly dosing regimen for depemokimab. Each of the four trials met their primary or co-primary endpoints with statistically significant and clinically meaningful results, comparing the addition of depemokimab to standard of care versus standard of care alone.1,2

Kaivan Khavandi, SVP, Global Head, Respiratory, Immunology & Inflammation R&D, GSK, said: "The approval of Exdensur in the EU means there is now an innovative ultra-long-acting option that offers sustained efficacy over 6 months to protect patients from severe asthma exacerbations and the debilitating symptoms associated with CRSwNP. Exdensur may help redefine care for the millions of patients living with these persistent and burdensome conditions, supporting them in achieving their treatment goals with just two doses a year."

Asthma affects more than 42 million people in Europe.3 About 5-10% of patients experience severe asthma with many continuing to experience exacerbations and reduced quality of life despite treatment.4 In addition, patients with CRSwNP face debilitating daily symptoms and almost half remain uncontrolled.5,6 Exdensur is a novel therapy that combines high interleukin-5 (IL-5) binding affinity and high potency with an extended half-life, enabling the sustained suppression of disease-driving type 2 inflammation with twice-yearly dosing that could address the continued unmet need in these diseases.1

Stephanie Korn, MD, PhD, Head of the Clinical Research Centre IKF Pneumologie Mainz, said: "People living with the burden of severe asthma face persistent exacerbations driven by uncontrolled type 2 inflammation. A new option with twice-yearly dosing that could provide sustained suppression of type 2 inflammation is a promising innovation for patients in Europe with severe asthma who are in urgent need of novel solutions."

Eugenio De Corso, MD, PhD, Professor at University of Perugia, said: "CRSwNP profoundly impacts a patient's daily life, causing debilitating nasal obstruction which can make breathing, smell, sleeping and other fundamental activities a major challenge. An innovative treatment option like Exdensur, that could help patients achieve their treatment goals in fewer doses, represents an important advance."

In the SWIFT phase III trials treatment with depemokimab resulted in a significant 58% and 48% reduction in the rate of annualised asthma exacerbations (asthma attacks) over 52 weeks from SWIFT-1 and SWIFT-2, respectively [rate ratio (95% confidence interval) p-value: SWIFT-1 0.42 (0.30, 0.59) p<0.001 and SWIFT-2 0.52 (0.36, 0.73) p<0.001] (AER depemokimab versus placebo: SWIFT-1 0.46 vs. 1.11 and SWIFT-2 0.56 vs. 1.08 exacerbations per year).1

In a secondary endpoint from SWIFT-1 and SWIFT-2, patients treated with depemokimab experienced numerically fewer exacerbations requiring hospitalisation and/or emergency department visits (1% and 4%) compared with placebo (8% and 10%), respectively. A pre-specified pooled analysis of the two trials showed there was a 72% reduction in the annualised rate of clinically significant exacerbations requiring hospitalisation and/or ED visits over 52 weeks for depemokimab compared with placebo [rate ratio 0.28, 95% CI (0.13, 0.61), nominal p=0.002] (AER depemokimab 0.02 versus placebo 0.09).1 The full results from the SWIFT trials were presented at the 2024 European Respiratory Society International Conference and published in the New England Journal of Medicine.1,7

Additionally, in the ANCHOR phase III trials, treatment with depemokimab resulted in an improvement (reduction) from baseline in nasal polyp score (scale: 0-8) at 52 weeks [treatment difference (95% confidence interval) p-value: ANCHOR-1 -0.7 (-1.1, -0.3) p<0.001 and ANCHOR-2 -0.6 (-1.0, -0.2) p=0.004] and in nasal obstruction verbal response scale (scale: 0-3) over weeks 49-52 [treatment difference (95% confidence interval) p-value: ANCHOR-1 -0.23 (-0.46, <0.00) p=0.047 and ANCHOR-2 -0.25 (-0.46, -0.03) p=0.025].2 The full results from the ANCHOR trials were presented at the 2025 American Academy of Allergy, Asthma and Immunology (AAAAI) and World Allergy Organization (WAO) Joint Congress and published in The Lancet.2,8

Across these trials, depemokimab was well-tolerated, with patients experiencing a similar rate and severity of side effects as those receiving placebo.1,2

Exdensur recently received approval in the US for the treatment of severe asthma, as well as marketing authorisation in the UK and Japan for the treatment of severe asthma and CRSwNP.9-11

About the SWIFT phase III trials
The SWIFT-1 and SWIFT-2 clinical trials assessed the efficacy and safety of depemokimab adjunctive therapy in 382 and 380 participants with severe asthma who were randomised to receive depemokimab or a placebo respectively, in addition to their standard of care (SOC) treatment with medium to high-dose inhaled corticosteroids plus at least one additional controller. The full analysis set in SWIFT-1 included 250 patients in the depemokimab plus SOC arm and 132 in the placebo plus SOC arm; in SWIFT-2, 252 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm.1

About the ANCHOR phase III trials
ANCHOR-1 included 143 patients in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm; in ANCHOR-2, 129 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm. All 528 patients had inadequately controlled CRSwNP, including nasal polyps in both nasal cavities (an endoscopic bilateral NPS ≥5), and had either undergone previous surgery for CRSwNP, had received previous treatment with SCS or were intolerant to SCS. Patients received depemokimab or placebo at six-monthly intervals (26 weeks) in addition to SOC (maintenance intranasal corticosteroids).2

About Exdensur (depemokimab)
Exdensur is the first ultra-long-acting biologic being evaluated for certain respiratory diseases with underlying type 2 inflammation, such as severe asthma and CRSwNP. It combines high interleukin-5 (IL-5) binding affinity and high potency with an extended half-life to enable twice-yearly dosing.1,2 IL-5 is a key cytokine in type 2 inflammation.

For product and important safety information please consult the country's relevant summary of product characteristics. The EU information is available at: https://www.ema.europa.eu/en/medicines/human/EPAR/exdensur

About the depemokimab development programme
Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for eosinophilic granulomatosis with polyangiitis (EGPA) and DESTINY for hyper eosinophilic syndrome (HES).12,13 GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.14-16

About GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics, and inhaled medicines, GSK is focused on improving outcomes and the lives of people living with all types of asthma and COPD along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim of modifying the underlying disease dysfunction and preventing progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q4 Results for 2025.

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References

1.     Jackson D., et al. Twice-Yearly Depemokimab in Severe Asthma with an Eosinophilic Phenotype. NEJM. September 2024. Vol. 391 No. 24.DOI: 10.1056/NEJMoa2406673.
2.     Gevaert, Philippe et al. Efficacy and safety of twice per year depemokimab in chronic rhinosinusitis with nasal polyps (ANCHOR-1 and ANCHOR-2): phase 3, randomised, double-blind, parallel trials. The Lancet, Volume 405, Issue 10482, 911 - 926. DOI: 10.1016/S0140-6736(25)00197-7.
3.     International Respiratory Coalition. Asthma. Available at: https://international-respiratory-coalition.org/diseases/asthma/. Accessed January 2026.
4.     Menzies-Gow, A., et al. "A renewed charter: Key principles to improve patient care in severe asthma." Advances in Therapy, vol. 39, no. 12, 17 Oct. 2022, pp. 5307-5326, https://doi.org/10.1007/s12325-022-02340-w.
5.     Maspero, J, et al. "Type 2 inflammation in asthma and other airway diseases." ERJ Open Research, vol. 8, no. 3, July 2022, pp. 00576-02021, https://doi.org/10.1183/23120541.00576-2021.
6.     Seys, S, et al. "Real‐life assessment of chronic rhinosinusitis patients using mobile technology: The mysinusitiscoach project by Euforea." Allergy, vol. 75, no. 11, 19 June 2020, pp. 2867-2878, https://doi.org/10.1111/all.14408.
7.     Jackson, D, et al. "Late breaking abstract - depemokimab efficacy/safety in patients with asthma on medium/high-dose ICS: The phase IIIA randomised SWIFT-1/2 studies." European Respiratory Journal 2024, vol. 64, no. 68, 14 Sept. 2024, https://doi.org/10.1183/13993003.congress-2024.rct3718.
8.     Han, J, et al. Efficacy and Safety of Twice-Yearly Depemokimab in Patients With Chronic Rhinosinusitis With Nasal Polyps (CRSwNP): The Phase III Randomized, Double-Blind, Placebo-Controlled Replicate ANCHOR-1/2 Trials. Journal of Allergy and Clinical Immunology, Volume 155, Issue 2, AB443. www.jacionline.org
9.     "Exdensur (Depemokimab) Approved by US FDA for the Treatment of Severe Asthma." GSK, 16 Dec. 2025, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-by-us-fda-for-the-treatment-of-severe-asthma/.
10.    "Exdensur (Depemokimab) Approved in the UK for Treatment of Asthma with Type 2 Inflammation and Chronic Rhinosinusitis with Nasal Polyps." GSK, 15 Dec. 2025, www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-in-the-uk-for-treatment-of-asthma-with-type-2-inflammation-and-chronic-rhinosinusitis-with-nasal-polyps/.
11.    "Exdensur (depemokimab) approved in Japan for severe asthma and chronic rhinosinusitis with nasal polyps." GSK, 6 Jan. 2026, https://www.gsk.com/en-gb/media/press-releases/exdensur-depemokimab-approved-in-japan/.
12.    "Efficacy and Safety of Depemokimab Compared With Mepolizumab in Adults With Relapsing or Refractory Eosinophilic Granulomatosis With Polyangiitis (EGPA) (OCEAN)." ClinicalTrials.gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT05263934. Accessed 8 Dec. 2025.
13.    "Depemokimab in Participants With Hypereosinophilic Syndrome, Efficacy, and Safety Trial (DESTINY)." ClinicalTrials.gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT05334368. Accessed 8 Dec. 2025.
14.    "Depemokimab as an Extended treatmeNt Duration Biologic in Adults With Chronic Obstructive Pulmonary Disease (COPD) and Type 2 Inflammation (ENDURA-1)." ClinicalTrials.Gov, GlaxoSmithKline, www.clinicaltrials.gov/study/NCT06959095. Accessed 8 Dec. 2025.
15.    "Depemokimab as an Extended treatmeNt Duration Biologic in Adults With Chronic Obstructive Pulmonary Disease (COPD) and Type 2 Inflammation (ENDURA-2)." Clinicaltrials.Gov, www.clinicaltrials.gov/study/NCT06961214. Accessed 8 Dec. 2025.
16.    eValuating the Efficacy and Safety of InitiatinG depemokImab earLy therApy iN Chronic Obstructive Pulmonary Disorder (COPD) With Type 2 Inflammation (VIGILANT)." Clinicaltrials.Gov, www.clinicaltrials.gov/study/NCT07177339. Accessed 17 Dec. 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 17, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc